Exhibit 99.3

October 2, 2006
Dear [OPTIONHOLDER NAME]:
As you are probably aware, on October 2, 2006, Emulex Corporation completed the acquisition of Sierra Logic, Inc. by way of a merger transaction (the “Merger”) pursuant to the terms of an Agreement and Plan of Merger dated August 29, 2006.
Pursuant to the terms of the Merger, each outstanding option to purchase shares of Sierra Logic common stock, whether vested or unvested, was assumed by Emulex and converted into an option to acquire shares of Emulex common stock on substantially the same terms and conditions as were applicable under the Sierra Logic stock option; including the termination provisions thereof. The vesting schedule with respect to the assumed options will remain unchanged.
As a result of the Merger, your Sierra Logic stock options have been converted into options to acquire Emulex common stock. The conversion ratio is 0.1070661 Emulex option shares for each Sierra Logic option share. For example, if you held an option to acquire 10,000 shares of Sierra Logic common stock at an exercise price of $0.10 per share, that option would convert into an option to purchase 1,070 shares of Emulex common stock (10,000 x $0.1070661) at a purchase price of $0.934 per share ($0.10 / 0.1070661).
The following table summarizes the Sierra Logic stock options held by you immediately prior to the Merger and shows the amount of Emulex stock options held by you as a result of the conversion of the Sierra Logic stock options as well as the portion of such options that are currently vested.

Sierra Logic Stock Options					Emulex Converted Stock Options
Original	Original	Type	No. of	Original	New	New No. of	New	No. of
Option	Date of	of	Options	Exercise	Option	Options	Exercise	Options
No.	Grant	Option	Outstanding	Price	No.	Outstanding	Price	Vested

     Any communication or notice required or permitted to be given by you pursuant to the terms of your option, including any notice of exercise thereof, shall be delivered in writing to the following address:

Emulex Corporation
3333 Susan Street
Costa Mesa, California 92626
Attention: Kathy Cole
Telephone: (714) 885-3685
Telecopier: (714) 641-0172
     Finally, under the terms of your Sierra Logic option, for tax and other reasons you may have been granted certain rights to exercise the option prior to it becoming vested. Emulex’s current plans and policies do not permit such pre-vesting exercises. Accordingly, by executing where indicated below, you are agreeing to irrevocably waive any right you may have to exercise any converted option (or any portion thereof) prior to vesting of such option (or portion thereof).
     Please indicate your receipt of this letter and the acceptance of your converted option by signing where indicated below and returning a signed copy of the document to Kathy Cole.
Sincerely,

James M. McCluney
President and Chief Executive Officer

AGREED TO AND ACCEPTED AS OF
               , 2006

[NAME OF OPTION HOLDER]